SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2006

Commission File Number 1-31994

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Translation of Registrant’s Name Into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F):

Form 20-F      X             Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes                       No      X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes                      No      X

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934):

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        )

Semiconductor Manufacturing International Corporation (the “Registrant”) is furnishing under the cover of Form 6-K:

Exhibit 99.1:	Press release, dated March 17, 2006, entitled “Semiconductor Manufacturing International (Chengdu) Corporation Holds Grand Opening Ceremony for Assembly and Testing Facility.”

Exhibit 99.2:	Press release, dated March 17, 2006, entitled “SMIC Receives Sony “Green Partner” Certificates.”

Exhibit 99.3:	Press release, dated March 21, 2006, entitled “SMIC and Hangzhou Sicomm to Jointly Offer RF Transmitter/Receiver Chip.”

Exhibit 99.4:	Press release, dated March 21, 2006, entitled “SMIC Participates in SEMICON China 2006.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing
International Corporation

By:	/s/ Richard R. Chang
Name:	Richard R. Chang
Title:	President and Chief Executive Officer

Date: April 4, 2006

EXHIBIT INDEX

Exhibit	Description
Exhibit 99.1:	Press release, dated March 17, 2006, entitled “Semiconductor Manufacturing International (Chengdu) Corporation Holds Grand Opening Ceremony for Assembly and Testing Facility.”

Exhibit 99.2:	Press release, dated March 17, 2006, entitled “SMIC Receives Sony “Green Partner” Certificates.”

Exhibit 99.3:	Press release, dated March 21, 2006, entitled “SMIC and Hangzhou Sicomm to Jointly Offer RF Transmitter/Receiver Chip.”

Exhibit 99.4:	Press release, dated March 21, 2006, entitled “SMIC Participates in SEMICON China 2006.”

Exhibit 99.1

Semiconductor Manufacturing International (Chengdu) Corporation Holds Grand Opening Ceremony for Assembly and Testing Facility

Shanghai, China. March 17th, 2006- Semiconductor Manufacturing International Corporation (SMIC) held a grand opening ceremony for its semiconductor assembly and testing joint venture with United Test & Assembly Center Ltd based in Chengdu, named Semiconductor Manufacturing International (Chengdu) Corporation, also known as AT2. Approximately 300 guests, including customers, investors, banks, strategic partners, vendors, industry experts, various government representatives, and Mr. Lee Joon Chung, Group President & CEO of UTAC attended the ceremony.

The assembly and testing facility is located in Chengdu’s Special Export Manufacturing Zone. The total land area is 40,668 square meters. Construction area is 215,000 square meters, including approximately 11,000 square meters of clean room. Investment will amount to approximately US$175 million in the first phase.

As an investment entered by one of the leading foundries in the world, SMIC, and UTAC, a leading semiconductor test & assembly company AT2 services SMIC’s global customers and also China’s growing spectrum of semiconductor activities with a comprehensive suite of technology and product.

AT2 has commenced pilot production on TSOP. Initial IC packaging product is expected to focus on TSOP, SO8, TSSOP, PDIP, TO220 and DPAK in the first quarter of 2006 and mass production will be expected to produce up to 10M to 100M pieces chips per month for assembly line according to the requirements of different products.

At the opening ceremony, Dr. Richard R. Chang, President and CEO of SMIC, said, “China has become the largest IC market in the world. With support from our partners and the Chengdu government, we aim to offer a complete turn-key solution in China for our global customers. We are already seeing strong demand for our services and I believe the partnership between SMIC and UTAC will continue to serve the needs from customers here in China and around the world.

“We are delighted that our maiden joint venture with our partner has begun operations and is already seeing strong demand,” said Mr. Lee Joon Chung, Group President and CEO of UTAC. “The semiconductor market in China is growing rapidly and we believe that this new facility will complement UTAC group’s existing operations in Shanghai to better serve our customers.”

Mr. Ge, Honglin, the Mayor of Chengdu, said, “ The opening of SMIC (Chengdu) marks the new milestone of SMIC’s development in China, and we appreciate the opportunity to cooperate with SMIC. We would continue to try our best to support SMIC’s development with highly efficient services to create a good investment environment and infrastructure for corporations in Chengdu.

[Outline of Semiconductor Manufacturing International (Chengdu) Corporation]

Company Name: Semiconductor Manufacturing International (Chengdu) Corporation

Date of Establishment: December 24, 2004

Total Investment: US$ 175 Million

Address: High Tech West Area, Chengdu City, China

Cleanroom Area: Approximately 11,000 square meters

Estimated Production Capacity: 10 to 100 Million chips/month with various products

About SMIC

Semiconductor Manufacturing International Corporation (“SMIC”, NYSE: SMI, SEHK: 0981.HK), headquartered in Shanghai, China, is an international company and one of the leading semiconductor foundries in the world, providing integrated circuit (IC) manufacturing at 0.35um to 90nm and finer line technologies to customers worldwide. Established in 2000, SMIC has four 8-inch wafer fabrication facilities in volume production in Shanghai and Tianjin. In the first quarter of 2005, SMIC commenced commercial production at its 12-inch wafer fabrication facility in Beijing, the first 12-inch fab in China. SMIC also maintains customer service and marketing offices in the U.S., Europe, and Japan, and a representative office in Hong Kong. SMIC’s pool of talent includes over 2,500 semiconductor industry experts and technical staff. SMIC has achieved ISO9001, ISO/TS16949, OHSAS18001, TL9000, BS7799 and ISO14001 certifications. For additional information, please visit http://www.smics.com.

About United Test and Assembly Center Ltd (UTAC)

Established in 1997 and listed on the Main Board of the Singapore Exchange,

UTAC is a leading independent provider of semiconductor assembly and testing services to its customers, which comprise Integrated Device Manufacturers (“IDMs”), fabless companies and wafer foundries. UTAC provides wafer probing and final testing services on a diverse selection of test platforms for a range of semiconductors including memory, logic, mixed-signal and radio-frequency ICs. Besides testing services, UTAC also provides assembly services for a broad range of leadframe and array packages.

Headquartered in Singapore where it houses its manufacturing, test engineering and package design facilities, UTAC has established a global network of sales offices in the United States, Europe, Japan, Korea and China. It also has wholly-owned subsidiaries in China mainland and Taiwan to provide wafer probing and testing services. For more information, visit www.utacgroup.com

Safe Harbor Statements

(Under the U.S. Private Securities Litigation Reform Act of 1995)

Certain statements contained in this press release, such as statements concerning the estimated production capacity of AT2, the ability of AT2 to better serve customers of SMIC and UTAC and the rapid growth of the semiconductor market in China, may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors (including without limitation the actual production capacity of AT2, AT2’s ability to meet customer needs and unforeseen circumstances that may cause the growth in the semiconductor market in China to slow down), which may cause actual events, and/or the actual performance, financial condition or results of operations of SMIC to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the SMIC’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 28, 2005 and such other documents that SMIC may file with the SEC or The Stock Exchange of Hong Kong Limited from time to time.

SMIC Contact:

SMIC Shanghai

Reiko Chang

Public Relations Department

Tel: +86 21 5080 2000 ext 10544

Fax: 86-21-5080-2868

PR@smics.com

SMIC Hong Kong

Calvin Lau / Mei Fung Hoo

+852 9435 2603 / 2537 8480

Calvin_Lau@smics.com

MeiFung_Hoo@smics.com

UTAC Contact:

Josephine Lim

Manager, Corporate Communications

Email: media@sg.utacgroup.com

Tel: (65) 6551-1511

Fax: (65) 6551-1521

Exhibit 99.2

SMIC Receives Sony “Green Partner” Certificates

Shanghai, China, March 17, 2006 – As one of the leading foundries in the world and China, Semiconductor Manufacturing International Corporation (“SMIC”, NYSE: SMI and HKSE: 0981.HK) flagships Fab 1 and Fab 2 in Shanghai have been recognized and certified as Sony’s “Green Partners”. Since the second half of 2005, SMIC has received support from Sony and other partners in the Sony Green Partner Quality Approval process, enabling SMIC to successfully pass the program’s rigorous environmental protection audits. The certifications recognize SMIC as an environmentally conscious enterprise and highlight its commitments to environmental protection throughout its development.

Sony’s “Green Partner” program, launched globally in March 2002, requires suppliers to comply with policies that prevent and minimize hazardous environmental impact in product development and manufacturing. Each product part, device, and raw material is checked and verified by Sony to ensure they do not pollute the environment. Suppliers must pass a series of on-site inspections in environmental, operational, and engineering management systems before qualifying to become a Sony “Green Partner”.

“We are dedicated to upholding environmental protection in our manufacturing processes,” said Ms. WenChing Niou, Assistant Director of Environment, Safety, and Health at SMIC. “Our certification as a Sony Green Partner further demonstrates SMIC as a proven environmentally friendly enterprise.”

# # #

About SMIC

Semiconductor Manufacturing International Corporation, (“SMIC”, NYSE: SMI and HKSE: 0.981.HK), headquartered in Shanghai, China, is an international company and one of the leading semiconductor foundries in the world, providing integrated circuit (IC) manufacturing at 0.35um to 90nm and finer line technologies to customers worldwide. Established in 2000, SMIC has four 8-inch wafer fabrication facilities in volume production in Shanghai and Tianjin. In the first quarter of 2005, SMIC commenced commercial production at its 12-inch wafer fabrication facility in Beijing, the first 12-inch fab in China. SMIC also maintains customer service and marketing offices in the U.S., Europe, and Japan, and a representative office in Hong Kong. SMIC’s pool of talents includes over 2,500 semiconductor industry experts and technical staff. SMIC has achieved ISO9001, ISO/TS16949, OHSAS18001, TL9000, BS7799 and ISO14001 certifications. For additional information, please visit http://www.smics.com.

Safe Harbor Statements

(Under the U.S. Private Securities Litigation Reform Act of 1995)

Certain statements contained in this press release, may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause actual events, and/or the actual performance, financial condition or results of operations of SMIC to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 28, 2005 and such other documents that SMIC may file with the SEC or The Stock Exchange of Hong Kong Limited from time to time.

For more information, please contact:

SMIC Shanghai Reiko Chang +86 21 5080 2000 ext 10544 PR@smics.com	SMIC Hong Kong Calvin Lau / Mei Fung Hoo +852 9435 2603 / 2537 8480 Calvin_Lau@smics.com MeiFung_Hoo@smics.com

Exhibit 99.3

SMIC and Hangzhou Sicomm to Jointly Offer RF

Transmitter/Receiver Chip

Shanghai, China, March 21, 2006 – Semiconductor Manufacturing International Corporation (“SMIC”, NYSE: SMI and HKSE: 0981.HK), one of the leading foundries in the world, and Hangzhou Sicomm RF Technology, Inc. (“Sicomm”), a company dedicated to the design of RF system, and RF and mixed-signal chips, jointly announced today that Sicomm’s SRT3500 chip, a walkie-talkie RF transmitter/receiver chip, has successfully entered commercial production at SMIC. The SRT3500 chip is manufactured by using SMIC’s 0.18um RF process technology.

The SRT3500 chip combines low noise amplifier (LNA), mixer, voltage controlled oscillator (VCO), phase-locked loop (PLL), LO (local oscillator) buffer, and IF (intermediate frequency) amplifier, replacing dozens of individual discrete components in the IC design, which can greatly reduce the printed circuit board (PCB) size. The aim is to help customers to create smaller walkie-talkies. A traditional design for this product utilizes a discrete component for the VCO, thus, requiring the installation of a debugging tool on each production line for VCO testing, which can lead to reduced efficiency in the production process. The SRT3500 chip provides a solution by innovatively combining the VCO into the design, bypassing the need for the VCO test in the production process. As a result, manufacturing costs are decreased and the walkie-talkies’ final product yields improve. Sicomm believes that the SRT3500 chip is the world’s first single-chip RF transmitter/receiver chip for walkie-talkies based on CMOS technology.

“Leading-edge RF technologies and stringent standards are required in RF IC designs. SMIC’s top-notch RF technologies and its focus on China-based customers helped Sicomm to break a difficult barrier in setting up our RF design company in China. Since Sicomm’s inception, we have received full support from SMIC, and are quite impressed with the excellent service they provide. We attribute Sicomm’s SRT3500 achieving successful tape-out on its first trial to SMIC’s great support. The establishment of SMIC in China has provided a solid foundation for the advancement of the domestic IC design industry. Sicomm is confident to provide its customers’ with better and more advanced RF products as we expand our collaboration with SMIC”, commented Dr. Zhongming Shi, CEO of Sicomm.

“We are proud and honored to partner with Sicomm to jointly bring a popular product to the market. By combining SMIC’s technology and manufacturing capabilities together with fabless companies’ IC designs, we aim to contribute our part to the development of the IC industry in China. We hope to continue our partnership with Sicomm and further extend our mutual successes”, said Dr. Joseph Xie, Vice President of Marketing & Sales at SMIC.

# # #

About SMIC

Semiconductor Manufacturing International Corporation, (“SMIC”, NYSE: SMI and HKSE: 0.981.HK), headquartered in Shanghai, China, is an international company and one of the leading semiconductor foundries in the world, providing integrated circuit (IC) manufacturing at 0.35um to 90nm and finer line technologies to customers worldwide. Established in 2000, SMIC has four 8-inch wafer fabrication facilities in volume production in Shanghai and Tianjin. In the first quarter of 2005, SMIC commenced commercial production at its 12-inch wafer fabrication facility in Beijing, the first 12-inch fab in China. SMIC also maintains customer service and marketing offices in the U.S., Europe, and Japan, and a representative office in Hong Kong. SMIC’s pool of talents includes over 2,500 semiconductor industry experts and technical staff. SMIC has achieved ISO9001, ISO/TS16949, OHSAS18001, TL9000, BS7799 and ISO14001 certifications. For additional information, please visit http://www.smics.com.

About Sicomm:

Hangzhou Sicomm RF Technology, Inc., with investment holdings by Softbank Asia Investment Fund and Hangzhou Silan Microelectronics and registered in the Cayman Island, specializes in the design and sales of RFIC and SoC (System on Chip integrated with RF, mixed signal and digital ASIC). The core technical team consists of top-notch engineers, who graduated from top universities in China, and obtained their doctorate degrees in Canada, Europe and US, plus many years of hands-on product design and management experience by working in companies such as Broadcom, Lucent, Nokia and Texas Instruments. Sicomm’s mission is to become one of the leading wireless IC providers. Sicomm has established strategic partnership with major end-equipment providers and foundries to offer high-performance and low-cost system solutions. For more information, please visit: http://www.sicommtech.com.

Safe Harbor Statements

(Under the U.S. Private Securities Litigation Reform Act of 1995)

Certain statements contained in this press release, such as statements concerning the expansion of Sicomm’s relationship with SMIC, may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause actual events, and/or the actual performance, financial condition or results of operations of SMIC to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 28, 2005 and such other documents that SMIC may file with the SEC or The Stock Exchange of Hong Kong Limited from time to time.

For more information, please contact:

SMIC Shanghai Reiko Chang +86 21 5080 2000 ext 10544 PR@smics.com	SMIC Hong Kong Calvin Lau / Mei Fung Hoo +852 9435 2603 / 2537 8480 Calvin_Lau@smics.com MeiFung_Hoo@smics.com

Exhibit 99.4

SMIC Participates in SEMICON China 2006

Shanghai, China, March 21, 2006 – Semiconductor Manufacturing International Corporation (“SMIC”, NYSE: SMI and HKSE: 0981.HK) is currently participating at SEMICON China 2006 from March 21 through 23 at the Shanghai New International Expo Center (SNIEC). This event is one of the largest trade shows targeting China’s semiconductor industry, where equipment vendors, material suppliers, manufacturing, and other industry providers from around the world showcase their latest offerings.

SEMICON China 2006, in its 16th consecutive year in China, is co-organized by Semiconductor Equipment and Materials Institute (SEMI) and China Electronic Chamber of Commerce (CECC) and co-sponsored by Fabless Semiconductor Association (FSA) and Shanghai IC Association (SICA). This year’s exhibition includes a dedicated “IC Suppliers Design Pavilion” area, at which SMIC is participating. The three-day event and conference is expected to attract over 30,000 visitors.

In addition to its booth exhibition in Semicon China, SMIC is leading and presenting in many of the technical sessions in the semiconductor technology symposium/forum, on topics ranging from advanced processing, manufacturing science, reliability, photolithography, and environmental stewardship and safety in China, among others.

“SMIC is honored by the invitation and aims to contribute its part towards the advancement and exchange of information on the latest technology developments in China and the international semiconductor community”, said Mr. Marco Mora, Chief Operating Officer of SMIC.

SMIC is participating in SEMICON China for a third consecutive year, showcasing its latest technologies and product offerings. Some items on display in SMIC’s booth include 90nm masks, 90nm Logic & 90nm DRAM wafers from SMIC’s 300mm fabs, as well as samples 3G TD-SCDMA, multimedia image enhancement and color adjustment processor, and CMOS image sensor chips from SMIC’s customers.

Visitors can find SMIC at booth 1301 in Hall W1 of the Shanghai New International Expo Center (SNIEC) for the duration of SEMICON China 2006 from March 21-23.

# # #

About SMIC

Semiconductor Manufacturing International Corporation, (“SMIC”, NYSE: SMI and HKSE: 0.981.HK), headquartered in Shanghai, China, is an international company and one of the leading semiconductor foundries in the world, providing integrated circuit (IC) manufacturing at 0.35um to 90nm and finer line technologies to customers worldwide. Established in 2000, SMIC has four 8-inch wafer fabrication facilities in volume production in Shanghai and Tianjin. In the first quarter of 2005, SMIC commenced commercial production at its 12-inch wafer fabrication facility in Beijing, the first 12-inch fab in China. SMIC also maintains customer service and marketing offices in the U.S., Europe, and Japan, and a representative office in Hong Kong. SMIC’s pool of talents includes over 2,500 semiconductor industry experts and technical staff. SMIC has achieved ISO9001, ISO/TS16949, OHSAS18001, TL9000, BS7799 and ISO14001 certifications. For additional information, please visit http://www.smics.com.

Safe Harbor Statements

(Under the U.S. Private Securities Litigation Reform Act of 1995)

Certain statements contained in this press release may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause actual events, and/or the actual performance, financial condition or results of operations of SMIC to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 28, 2005 and such other documents that SMIC may file with the SEC or The Stock Exchange of Hong Kong Limited from time to time.

For more information, please contact:

SMIC Shanghai Reiko Chang +86 21 5080 2000 ext 10544 PR@smics.com	SMIC Hong Kong Calvin Lau / Mei Fung Hoo +852 9435 2603 / 2537 8480 Calvin_Lau@smics.com MeiFung_Hoo@smics.com